FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date   February 7, 2001              By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

(PLEASE REFER TO THE INSTRUCTIONS BEFORE COMPLETING THE INFORMATION BELOW.)

Report of a  distribution  of a security  under section  74(2)(1) to (5), (8) to
(10), 11(i),  (14),  (16)(i),  (18), (19) or (23) to (26) of the SECURITIES ACT,
R.S.B.C.  1996,  c.  418,  or  section  128(a),  (b),  (c)  or (e) to (h) of the
SECURITIES RULES, R.B.C. Reg.194/97 or, if applicable,  by an order issued under section 76 of the SECURITIES ACT.

1. Name, address and telephone number of the issuer of the security distributed.

                  Hilton Petroleum Ltd.
                  Suite 1305, 1090 West Georgia Street
                  Vancouver, British Columbia
                  V6E 3V7

                  (604) 685-9316

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

                  The Issuer is an exchange issuer.

3.       Describe the type of security and the aggregate number distributed.

                  35,000 Warrants. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer at a price of $1.48 per common share until January 19, 2001.

4.       Date of the distribution(s) of the security.

                  February 7, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

                  Blanket Order & Ruling #98/11




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Page 2

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.
(a)

-------------------------------------------------------------------------------------------------------------------
                                                                                              Section of Act/Rules
                                                                                               and if applicable,
                                                                                                     Date of
                                          Number of       Price Per Share    Total Purchase    Discretionary Order
     Full Name and Residential            Securities        (Canadian $)         Price          or Blanket Order
        Address of Purchaser              Purchased                           (Canadian $)           Number
-------------------------------------------------------------------------------------------------------------------
Triumph Securities Corporation        13,000 Warrants           N/A               N/A               BOR#98/11
1270 Avenue of the Americas
New York, NY  10020
-------------------------------------------------------------------------------------------------------------------

R. Stuyvesant Pierrepont, III         22,000 Warrants           N/A               N/A               BOR#98/11
1270 Avenue of the Americas
New York, NY  10020
-------------------------------------------------------------------------------------------------------------------


         (b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

                  N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

                  $Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.


-------------------------------------------------------------------------------------------------------------------
                                Compensation Paid
                                (number and type of
                                security and/or cash
Name and Address                amount                       Price Per Share
of Agent                        (Canadian $))                (Canadian $)                 Name of Purchaser(s)
-------------------------------------------------------------------------------------------------------------------
N/A
-------------------------------------------------------------------------------------------------------------------



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

Page 3


9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

                  N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

         (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

                  N/A

         (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

                  N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 7th day of February, 2001.



HILTON PETROLEUM LTD.
---------------------------------------------
Name of Issuer (PLEASE PRINT)

Per:    /s/ Nick DeMare
---------------------------------------------
Signature of authorized signatory


NICK DEMARE, DIRECTOR
---------------------------------------------
Name and office of authorized signatory
(PLEASE PRINT)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





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



INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross - referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including all underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4.       If  the distribution  of the  security  is made  to  a purchaser  under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual. under section 74(2)(4)of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement or the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is Form 20A(IP) for an individual purchaser and Form 20A(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128 (h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the SECURITIES REGULATION, R.B.C. Reg. 196/97. Cheques should be made payable to the "BRITISH COLUMBIA SECURITIES COMMISSION".



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